FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 2, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Resolves U.S. Securities and Exchange Commission Investigation into Legacy Issue in Brazil; U.S. Department of Justice Closes Parallel Inquiry Without Taking Action.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Resolves U.S. Securities and Exchange Commission Investigation into Legacy Issue in Brazil; U.S. Department of Justice Closes Parallel Inquiry Without Taking Action

Luxembourg, June 2, 2022 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) has resolved a previously disclosed investigation by the U.S. Securities and Exchange Commission (“SEC”) into allegations of improper payments between 2008 and 2013 to a manager of the Brazilian state-owned energy company Petróleo Brasileiro S.A. (“Petrobras”) for the benefit of Tenaris’s Brazilian subsidiary Confab Industrial S.A. (“Confab”). The U.S. Department of Justice (“DOJ”) has informed Tenaris that it has closed its parallel inquiry into this matter without taking action.

Tenaris voluntarily notified the SEC and DOJ of this matter in 2016 and believes the resolution with the SEC is in the best interest of the Company and its stakeholders. The Company cooperated fully with investigators, as the SEC noted in its Order Instituting Proceedings.

Under the settlement with the SEC, Tenaris neither admits nor denies the SEC’s findings and will pay US$53,100,338 in disgorgement and prejudgment interest and a US$25,000,000 civil penalty to conclude the matter.

Upon learning of these allegations in connection with an inquiry by Brazilian authorities, Tenaris conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by Tenaris or its directors, officers or employees in respect of improper payments. Any such payments were made pursuant to an arrangement between a third party working for Confab and a Petrobras official. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts.

Tenaris and its affiliates are committed to transparency and integrity based on the highest ethical standards and strict compliance with the laws and regulations of all jurisdictions in which they operate. As the SEC recognized in its Order, Tenaris has implemented a range of process improvements and remediation actions as part of its continuous focus on enhanced compliance. Its remedial measures have included terminating its commercial agents in Brazil and significantly reducing its use of commercial agents worldwide.

Contact:

Paul Holmes

Finsbury Glover Hering

M: +1.646.281.6015

paul@fgh.com

Some of the statements contained in this press release are “forward-looking statements.” Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.